TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust III Philip Strassler, Trustee 328 Crandon Blvd Key Biscayne, FL 33149	Class A Common Stock	3/19/2025	142,035	$ 2,026,425.66
-same as above-	Class A Common Stock	3/19/2025	65,595	$ 921,865.05
-same as above-	Class A Common Stock	1/27/2025	38,133	$ 696,647.49
-same as above-	Class A Common Stock	1/22/2025	30,425	$ 575,967.80
-same as above-	Class A Common Stock	1/21/2025	54,437	$ 1,026,447.33
-same as above-	Class A Common Stock	1/17/2025	107,785	$ 1,993,645.30